SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WATCHGUARD TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK $0.001 PAR VALUE
(Title of Class of Securities)

941105 10 8
(CUSIP Number)

Benjamin H. Ball
President
Gladiator Corporation
c/o Francisco Partners
2882 Sand Hill Road, Suite 280
Menlo Park, California 94025
Telephone: (650) 233-2900

Copy to:
Alan Denenberg
Joy Woeber
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 941105 10 8	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS GLADIATOR CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

1 An aggregate of 2,039,165 shares of WatchGuard Technologies, Inc. (“Issuer”) common stock are subject to a Support Agreement dated July 24, 2006 (the “Support Agreement”) entered into by Gladiator Corporation (“Buyer”) and Edward J. Borey, Bradley E. Sparks, Michael R. Hallman, Michael R. Kourey, Richard A. LaFaivre, Steven N. Moore and William J. Schroeder (discussed in Items 3 and 4 below). Gladiator Corporation expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreement. Based on the number of shares of Issuer common stock outstanding as of July 24, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Support Agreement represents approximately 5.9% of the outstanding Issuer common stock.

CUSIP No. 941105 10 8	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134319
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 941105 10 8	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS PARALLEL FUND II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4495943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 941105 10 8	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS GP II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134312
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 941105 10 8	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS GP II MANAGEMENT, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* OO

   Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Shares”), of WatchGuard Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 505 Fifth Avenue South, Suite 500, Seattle, WA 98104.

   Item 2. Identity and Background.

      (a) Name of Persons Filing this Statement (the “Reporting Persons”)

     Gladiator Corporation, a Delaware corporation (“Buyer”)

     Francisco Partners II, L.P., a Delaware limited partnership (“FPII”)

     Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FPPII”)

     Francisco Partners GP II, L.P., a Delaware limited partnership (“FPGP”)

     Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FPMII”)

     (b) and (c)

     The address of the principal executive office of each of the Reporting Persons is 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025.

     The principal business of Buyer is to serve as a holding company to effectuate the Merger (as defined in Item 3).

     The principal business of each of FPII and FPPII is to invest directly or indirectly in various companies. FPII and FPPII collectively hold 100% of the outstanding stock of Buyer.

     The principal business of FPGP is to serve as the general partner of various limited partnerships, including FPII and FPPII.

     The principal business of FPMII is to serve as general partner of FPGP and provide management services to FPII and FPPII at the request of FPGP.

      Benjamin H. Ball and Ashutosh Agrawal are the sole executive officers and directors of Buyer and each has a business address of 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025. Mr. Ball is also a Managing Director of FPGP and a Member of FPMII.

     Mr. David M. Stanton is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Stanton is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

     Mr. Dipanjan Deb is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Deb is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

     Mr. Neil M. Garfinkel is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Garfinkel is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

     Mr. Keith Geeslin is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Geeslin is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

     Mr. David Golob is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Golob is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

     (d) and (e)

      During the last five years, none of the persons or entities listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)

     Each of Messrs. Ball, Agrawal, Stanton, Deb, Garfinkel, Geeslin and Golob is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

     On July 24, 2006, Buyer, Issuer and Warrior Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Buyer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Issuer (the “Merger”) and Issuer will become a wholly owned subsidiary of the Buyer. Upon the consummation of the Merger, each Share will be converted into the right to receive $4.25 in cash. The proposed transaction is valued at approximately $151 million based on the shares of Issuer outstanding on July 24, 2006. Buyer expects to fund the consideration payable pursuant to the Merger Agreement through cash acquired via an Equity Commitment Letter entered into with FPII and FPPII on July 24, 2006.

     As an inducement to enter into the Merger Agreement, and in consideration thereof, Buyer entered into a Support Agreement with each of Edward J. Borey, Bradley E. Sparks, Michael R. Hallman, Michael R. Kourey, Richard A. LaFaivre, Steven N. Moore and William J. Schroeder (each a “Stockholder”), dated as of July 24, 2006 (the “Support Agreement”). Pursuant to the Support Agreement, each Stockholder has agreed that at any meeting of the stockholders of Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, such Stockholder will vote (or cause to be voted) its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and the transactions contemplated thereby. Each Stockholder has irrevocably appointed the Buyer as its lawful attorney and proxy in respect of such matters.

     Shared voting power with respect to the Shares owned by the Stockholders was acquired through execution of the Support Agreement. Buyer has not expended any funds in connection with the execution of the Support Agreement. Schedule A attached hereto contains the names and number of Shares beneficially held by each Stockholder.

     The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement and the Support Agreement, listed as Exhibits 1 and 2, respectively, hereto, is incorporated by reference to Exhibits 2.1 and 10.1 to Buyer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.

   Item 4. Purpose of Transaction.

     As described in Item 3 above, this statement is being filed in connection with the Support Agreement between Buyer and the Stockholders party thereto in connection with the Merger and the related Merger Agreement.

     Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Buyer and (ii) each Share will be converted into the right to receive $4.25 in cash. In addition, each option to acquire Shares outstanding under any stock option or compensation plan, agreement or arrangement of the Issuer which remain outstanding at the effective time will, upon consummation of the Merger, each be converted into the right to receive the difference between $4.25 and the exercise price of such option multiplied by the number of shares subject to such option.

     From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Benjamin H. Ball and Ashutosh Agrawal, the directors of Merger Sub, will serve as directors of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Issuer at the effective time will be the officers of the surviving corporation and (iii) the articles of incorporation of the Issuer and bylaws of Merger Sub in effect at the effective time of the Merger will be the certificate of incorporation and bylaws of the surviving corporation until amended in accordance with applicable law.

     Following the Merger, the Shares will no longer be traded on The Nasdaq Global Market and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

     Except as set forth in this Statement and in connection with the Merger described above, Buyer has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) and (b)

      Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreement, the Reporting Persons have acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially own (with sole right to vote and to dispose of) zero Shares, representing 0% of the outstanding Shares.

     As a result of the Support Agreement, Reporting Persons may be deemed to have the power to vote up to 2,039,165 Shares (587,500 of which are Shares underlying options exercisable within 60 days of July 24, 2006) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,039,165 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 5.9% of the issued and outstanding Shares as of July 24, 2006 (as represented by Issuer in the Merger Agreement).

     Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreement and (ii) disclaims all beneficial ownership of such Shares.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, any persons named in Item 2 hereto owns beneficially any Shares.

     (c)

     Except for the agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a).

     (d)

     To the knowledge of the Reporting Persons, no other person besides the Stockholders and those persons for whose shares the Stockholders report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

     (e)

     Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for the agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger among Gladiator Corporation, WatchGuard Technologies, Inc. and Warrior Merger Sub, Inc., dated as of July 24, 2006 (incorporated by reference to Exhibit 2.1 to WatchGuard Technologies, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006)

Exhibit 2	Support Agreement, dated as of July 24, 2006 (incorporated by reference to Exhibit 10.1 to WatchGuard Technologies, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2006

GLADIATOR CORPORATION

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	President

FRANCISCO PARTNERS II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

SCHEDULE A

The following table sets forth the name of each beneficial owner of shares of WatchGuard Technologies, Inc. common stock entering into the support agreement with Gladiator Corporation, dated as of July 24, 2006, and the number of shares of WatchGuard common stock beneficially owned by each such holder upon the date thereof. Except as indicated below, the business address of each such person is c/o WatchGuard Technologies, Inc., 505 Fifth Avenue South, Suite 500, Seattle, WA 98104.

Shareholder		Shares Beneficially Owned (1)

Edward J. Borey		478,000
Bradley E. Sparks		103,500
Michael R. Hallman		30,700
Michael R. Kourey		14,000
Richard A. LeFaivre		17,000
Steven N. Moore		1,368,465
William J. Schroeder		27,500
	Total	2,039,165

____________

(1) All amounts shown in this column include shares issuable upon the exercise of stock options exercisable within 60 days of July 24, 2006.